

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2023

Donna M. Cochener, Esq.
Interim Chief Executive Officer and General Counsel
Neoleukin Therapeutics, Inc.
188 East Blaine Street, Suite 450
Seattle, WA 98102

**Re: Neoleukin Therapeutics, Inc.**
**Registration Statement on Form S-4**
**Exhibit Nos. 10.29, 10.30, 10.31, 10.32, 10.33, 10.34**
**Filed August 21, 2023**
**File No. 333-274095**

Dear Donna M. Cochener:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert A. Freedman, Esq.